SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 13, 2010

Press Release

Eltek Reports Fourth Quarter and Year End
2009 Financial Results

PETACH-TIKVA, Israel, May 13, 2010 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the quarter and year ended December 31, 2009.

Fiscal year 2009:

Revenues for fiscal year 2009 were $36.4 million, a decrease of 16% compared to revenues of $43.1 million for 2008. The decrease in revenues is primarily attributable to the impact of the global economic slowdown.

Gross profit for fiscal year 2009 was $5.6 million (15% of revenues) compared with gross profit of $5.9 million (14% of revenues) in fiscal year 2008.  Gross profit margins increased despite the decrease in revenues, mainly due to cost-cutting measures the Company undertook, especially in payroll and raw material consumption, and the positive impact of the higher U.S. dollar exchange rate in 2009 compared to 2008

Operating loss for fiscal year 2009 was $456,000 compared with an operating loss of $1.6 million in 2008.

Net loss for fiscal year 2009 was $880,000 or ($0.13) per fully diluted share, compared with a net loss of $2.4 million or ($0.37) per fully diluted share in the 2008.

Fourth Quarter 2009:

Revenues for the fourth quarter ended December 31, 2009 were $9.0 million, similar to the revenues recorded in the fourth quarter of 2008.

Gross profit for the fourth quarter of 2009 was $1.2 million (13% of revenues), compared with gross profit of $1.1 million (12% of revenues) in the fourth quarter of 2008.

Operating loss for the fourth quarter of 2009 was $542,000 compared with an operating loss of $1.1 million in the fourth quarter of 2008.

Net loss for the fourth quarter of 2009 was $729,000 or ($0.11) per fully diluted share, compared with a net loss of $1.3 million or ($0.2) per fully diluted share in the fourth quarter of 2008.

EBITDA:

In the fourth quarter ended December 31, 2009, Eltek had EBITDA of $14,000 compared with a negative EBITDA of $169,000 in the fourth quarter of 2008. Eltek’s EBITDA for the year ended December 31, 2009 was $1.6 million compared with EBITDA of $983,000 in 2008.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "Despite the global economic crisis that took a toll on our business during the past year as reflected in the 16% decline in our revenues, we are encouraged by the fact that our sales in the U.S. market, as well as in Italy and the Netherlands were not negatively influenced.  We continue to see sales opportunities in the U.S. military market with regard to the ITAR (International Traffic in Arms Regulations) approval we received in 2009 and expect it to contribute to additional new orders in 2010."

“In 2010, we continue with our cost reduction plan that we initiated in 2009, mainly through a reduction in the number of employees and a salary cut for our management team. We are implementing a manufacturing program which includes efficiency measures through eliminating activities that do not provide added value to our products, and improving production yield, in order to achieve profitability in 2010.” Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek, added: “2009 presented Eltek with great challenges due to the global economic crisis. Nevertheless, we managed to reduce our net loss in the fourth quarter as well as in the fiscal year in 2009 compared to 2008, despite the 16% decline in revenues, mainly through cost reduction and improved manufacturing measures. Our bottom line loss is primarily attributable to the decrease in revenues in 2009 compared to 2008, which decline was partially offset by the increase in the dollar exchange rate compared with the Israeli Shekel, and the savings resulting from our cost reduction plan. "

About the Company
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek  ltd.
Unaudited Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008

Revenues	8,971	8,982	36,442	43,138
Cost of revenues	(7,802)	(7,915)	(30,882)	(37,282)

Gross profit	1,169	1,067	5,560	5,856

Research and development income, net	0	0	0	100

Selling, general and administrative expenses	(1,711)	(1,778)	(6,016)	(7,199)

Impairment loss on goodwill	0	(379)	0	(379)

Operating loss	(542)	(1,090)	(456)	(1,622)

Financial expenses, net	(165)	(222)	(424)	(826)

Other income, net	0	0	4	1

Loss before income tax expenses	(707)	(1,312)	(876)	(2,447)

Income tax (expenses), net	(5)	0	(34)	0

Net loss	(712)	(1,312)	(910)	(2,447)

Net profit (loss) attributable to non controlling interest	(17)	23	30	1

Net loss attributable to Eltek Ltd.	(729)	(1,289)	(880)	(2,446)

Earning per share

Basic and diluted net loss per ordinary share attributable to Eltek Ltd. shareholders	(0.11)	(0.20)	(0.13)	(0.37)

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share attributable to Eltek Ltd. shareholders (in thousands)	6,610	6,610	6,610	6,610

Eltek  ltd.
Unaudited Consolidated Balance Sheets
(In thousands US$)
	December 31,
	2009	2008
Assets

Current assets
Cash and cash equivalents	1,258	1,556
Receivables: Trade, net of provision for doubtful accounts	6,932	7,248
Inventories	3,938	4,429
Prepaid expenses and other current assets	463	410

Total current assets	12,591	13,643

Assets held for employees' severance benefits	1,432	1,166

Fixed assets, less accumulated depreciation	9,175	10,090

Goodwill	573	554

Total assets	23,771	25,453

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,638	5,898
Accounts payable: Trade	4,666	5,381
Related parties	713	561
Other	3,558	3,684

Total current liabilities	14,575	15,524

Long-term liabilities
Long term debt, excluding current maturities	2,617	2,607
Employee severance benefits	1,440	1,363

Total long-term liabilities	4,057	3,970

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of September 30, 2009, 6,610,107 as of September 30, 2008 and 6,610,107 as of December 31, 2008	1,384	1,384
Additional paid-in capital	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,635	2,596
Cumulative foreign currency translation adjustments	309	268
Capital reserve	695	695
Accumulated deficit	(14,522)	(13,642)
Total Eltek Ltd. shareholders' equity	4,829	5,629
Non controlling interest	310	330
Total equity	5,139	5,959
Total liabilities and total equity	23,771	25,453

Non-GAAP EBITDA Reconcilliations

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008
	Unaudited

GAAP net loss	(729)	(1,289)	(880)	(2,446)
Add back items:

Financial expenses, net	165	222	424	826
Tax expenses (income)	5	0	34	0
Impairment loss on goodwill	0	379	0	379
Depreciation	573	519	2,030	2,224
Adjusted EBITDA	14	(169)	1,608	983